SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under The Securities Exchange Act of 1934

ALMADEN MINERALS LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

020283107

(CUSIP Number)

Keith Presnell

Global Resource Investments Ltd.

7770 El Camino Real

Carlsbad, California 92009

Tel.: 760-943-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 020283107		Page 2 of 10
SCHEDULE 13D

1.	Names of Reporting Persons. S.S OR I.R.S. Identification No. of above persons Exploration Capital Partners Limited Partnership 88-0384192

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) —	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,309,750 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,309,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,309,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person PN

CUSIP No. 020283107		Page 3 of 10
SCHEDULE 13D

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Resource Capital Investment Corporation 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,309,750 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,309,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,309,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person CO

CUSIP No. 020283107		Page 4 of 10
SCHEDULE 13D

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Rule Family Trust udt 12/17/98 Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,762,750 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,762,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 020283107		Page 5 of 10
SCHEDULE 13D

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person Arthur Richards Rule

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,762,750 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,762,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person IN

CUSIP No. 020283107	Page 6 of 10

SCHEDULE 13D

(Amendment No. 3)

The Statement on Schedule 13D, dated April 11, 2002, initially filed by Exploration Capital Partners Limited Partnership (“Exploration Capital”), Resource Capital Investment Corporation (“Resource Capital”), Rule Family Trust u/d/t 12/17/98 (the “Trust”), a revocable grantor trust, and Arthur Richards Rule, (“Mr. Rule”), as amended by Amendment No. 1 dated October 23, 2002 and Amendment No. 2 dated September 30, 2003 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 3, dated March 12, 2004, to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Almaden Minerals Ltd. (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations herein are based on 29,639,854 Common Shares of the Issuer outstanding as of March 3, 2004.

Item 2. Identity and Background

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) Names

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of Shares*; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource Investments Ltd. (“Global Resource”), a direct beneficial owner of Shares, as set forth below, by the Trust; and (iv) by virtue of his positions with Exploration Capital and Resource Capital and ownership interest in the Trust, as described in the following paragraph, by Mr. Rule (collectively, the “Reporting Persons”). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 453,000 Shares (less than 2% of the Outstanding Issuer Shares, as defined in Item 5(a) below). The corporate General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”). The Trust owns 100% of Rule Investments.

Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

The only other executive officer or Director of any of the Reporting Persons is Keith Presnell, who is Chief Financial Officer and a Director of Resource Capital. As applicable, information as to Mr. Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 hereof.

* NOTE: For purposes of this Statement, the term “Shares” includes Common Shares owned as well as those issuable on exercise of immediately exercisable warrants.

CUSIP No. 020283107	Page 7 of 10

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

The total amount of funds required by Exploration Capital to acquire the units of Common Shares and Warrants of the Issuer reported in Item 5(c) was Cdn. $420,000 (approximately US $319,200). These funds were provided by Exploration Capital’s cash on hand and no funds were borrowed for such purpose. The total amount of funds required by Global Resource to exercise Warrants of the Issuer reported in Item 5(c) was Cdn. $57,000 (approximately US $43,320). These funds were provided by Global Resource’s cash on hand and no funds were borrowed for such purpose. The total amount of funds required by Mr. Presnell to exercise Warrants of the Issuer reported in Item 5(c) was Cdn. $28,500 (approximately US $21,660). Mr. Presnell acquired the Common Shares upon Warrant exercise from his personal funds, and no funds were borrowed for such purpose.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration Capital is the direct beneficial owner of 4,309,750 Shares (including 1,324,950 immediately exercisable warrants), or approximately 13.9% of the 29,639,854 shares (the “Outstanding Issuer Shares”) of the Issuer outstanding. By virtue of the relationships described under Item 2 of this Statement, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 453,000 Shares (including 119,000 immediately exercisable warrants). By virtue of the relationships described in Item 2 of this Statement, each of the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

Mr. Presnell is the direct beneficial owner of 97,500 Shares (including 70,000 immediately exercisable warrants), representing less than 1% of the Outstanding Issuer Shares.

By virtue of their relationships with Exploration Capital and Global Resource, each of the Trust and Mr. Rule may be deemed to share indirect ownership of an aggregate 4,762,750 Shares (including 1,443,950 immediately exercisable warrants), or approximately 15.3% of the Outstanding Issuer Shares.

(c) Since the filing of Amendment No. 2 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by (i) the Reporting Persons and (ii) Mr. Presnell.

A. Open market sales by Exploration Capital (all sales effected on the Toronto Stock Exchange):

CUSIP No. 020283107	Page 8 of 10

Date	No. of Shares	Price per Share	Date	No. of Shares	Price per Share
		(U.S.$)*			(U.S.$)*
10/09/03	4,000	$1.13	11/21/03	300	$1.35
10/10/03	900	$1.10	11/21/03	5,000	$1.35
10/10/03	3,000	$1.09	11/21/03	5,000	$1.33
10/10/03	2,700	$1.08	11/21/03	5,700	$1.33
10/10/03	7,000	$1.12	11/24/03	1,500	$1.31
10/14/03	1,600	$1.11	11/25/03	1,600	$1.30
10/14/03	2,500	$1.11	12/2/03	273,050	$1.33
10/14/03	3,000	$1.12	12/2/03	2,000	$1.35
10/14/03	4,000	$1.12	12/3/03	5,000	$1.29
10/14/03	2,800	$1.10	12/3/03	17,000	$1.32
10/14/03	5,000	$1.09	12/3/03	6,500	$1.31
10/15/03	2,500	$1.12	12/3/03	10,000	$1.35
10/15/03	10,000	$1.07	12/3/03	2,300	$1.37
10/16/03	2,500	$1.08	12/3/03	7,500	$1.32
10/16/03	5,000	$1.10	12/3/03	10,000	$1.37
10/16/03	3,000	$1.10	12/4/03	10,000	$1.38
10/17/03	4,500	$1.10	12/4/03	10,000	$1.38
10/17/03	5,000	$1.08	12/4/03	5,000	$1.37
10/17/03	1,000	$1.09	12/4/03	10,000	$1.44
10/21/03	5,000	$1.07	12/4/03	5,600	$1.39
10/21/03	4,000	$1.09	12/4/03	10,000	$1.40
10/21/03	2,000	$1.09	12/4/03	25,000	$1.37
10/22/03	5,000	$1.14	12/5/03	10,000	$1.43
10/22/03	14,000	$1.14	1/9/04	2,500	$2.05
10/22/03	98,000	$1.14	1/9/04	3,500	$2.07
11/17/03	2,700	$1.35	1/9/04	1,500	$2.08
11/17/03	5,500	$1.35	1/9/04	3,950	$2.07
11/17/03	8,000	$1.35	1/9/04	5,000	$2.07
11/18/03	4,300	$1.42	1/12/04	4,000	$2.02
11/18/03	4,000	$1.35	1/12/04	20,000	$2.05
11/18/03	3,000	$1.35	1/12/04	2,500	$2.08
11/18/03	5,000	$1.37	1/12/04	5,000	$2.09
11/19/03	9,500	$1.38	1/12/04	400	$1.99
11/19/03	7,000	$1.37	1/12/04	7,500	$1.98
11/19/03	6,600	$1.38	1/13/04	4,600	$1.99
11/20/03	4,700	$1.33	1/13/04	6,200	$2.03
11/20/03	2,500	$1.32	1/13/04	6,000	$2.02
11/20/03	3,000	$1.33	1/13/04	4,000	$2.01
11/20/03	5,500	$1.31	1/23/04	2,000	$1.83
11/20/03	10,000	$1.35	1/27/04	1,000	$1.78
11/20/03	5,000	$1.31	2/13/04	7,500	$1.98
11/21/03	700	$1.35

*	U.S. dollars, based on transaction prices denominated in Canadian dollars as converted at assumed exchange rate of U.S.$0.76 to Cdn.$1.00.

CUSIP No. 020283107	Page 9 of 10

B. On 12/31/03, Exploration Capital purchased 280,000 units @ Cdn. $1.50 (approximately US $1.14). Each unit consisted of one Common Shares one-half of one Warrant to purchase one Common Share. The Warrants have a two-year term and an exercise price of Cdn. $1.85 (approximately US $1.41).

C. On 10/14/03, Global Resource exercised 70,000 warrants to purchase Common Shares @ Cdn. $0.60 (approximately US $0.46). On 1/21/04, Global Resource exercised 25,000 such warrants.

D. Keith Presnell, who is not a Reporting Person, made the following open market sales during this period (all sales effected on the Toronto Stock Exchange):

	No. of Shares	Price per Share
Date		(U.S.$)*
10/16/03	5,000	$1.09
10/20/03	3,000	$1.09
10/21/03	2,000	$1.09
11/4/03	5,000	$1.38
12/23/03	2,500	$1.56
12/23/03	2,500	$1.55
1/7/04	5,000	$1.77
1/14/04	3,000	$1.85
1/19/04	4,000	$1.67
1/20/04	5,500	$1.73
1/28/04	20,000	$1.79
2/23/04	2,500	$1.61
2/23/04	2,500	$1.60
2/23/04	5,000	$1.54
2/23/04	5,000	$1.60

E. On 10/28/03, Mr. Presnell exercised 30,000 warrants to purchase Common Shares @ Cdn. $0.60 (approximately US $0.46). On 1/14/04, Mr. Presnell exercised 17,500 such warrants.

*	U.S. dollars, based on transaction prices denominated in Canadian dollars as converted at assumed exchange rate of U.S.$0.76 to Cdn.$1.00.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable

CUSIP No. 020283107	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 12, 2004	Exploration Capital Partners Limited Partnership By: Resource Capital Investment Corporation, its general partner

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer

Date: March 12, 2004	Resource Capital Investment Corporation

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer

Date: March 12, 2004	Rule Family Trust udt 12/17/98

	By:	/s/ Keith Presnell

Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee

Date: March 12, 2004	Arthur Richards Rule, individually

	By:	/s/ Keith Presnell

Keith Presnell, Attorney-in-Fact